ANNUAL NOTICE

April 25, 2025

THE GUARDIAN C+C VARIABLE ANNUITY

Issued by The Guardian Insurance & Annuity Company, Inc.

Separate Account F

This Annual Notice for the Guardian C+C Variable Annuity, an individual flexible premium deferred variable annuity contract offered by The Guardian Insurance & Annuity Company, Inc. (GIAC, we, us, our), provides you with an update of changes to your contract that have occurred since May 1, 2024. In addition, this Annual Notice provides key information about your contract that you should review, including a current list of Funds available under your contract. Please read this Annual Notice carefully and retain it with your contract prospectus for future reference.

The most recent prospectus for the Guardian C+C Variable Annuity dated May 1, 2007, contains more information about the contract, including its features, benefits, and risks. You can find the prospectuses for the underlying mutual funds, the most recent audited financial statements of Separate Account F, and other information about the contract online at: https://Guardianlife.onlineprospectus.net/Guardianlife/c_c/?ctype=great_wested_notice. You can also obtain this information at no cost by calling 1-800-830-4147 or by sending an email request to GIAC_CRU@glic.com/.

Additional information about certain investment products, including variable annuities, has been prepared by the Securities and Exchange Commission’s staff and is available at Investor.gov.

The Securities and Exchange Commission has not approved or disapproved the contract or passed upon the adequacy of this Annual Notice. Any representation to the contrary is a criminal offense.

Special Terms Used in This Annual Notice

Accumulation Period

The period between the issue date of the contract and the Annuity Commencement Date.

Accumulation Value

The value of all the accumulation units in the Variable Investment Options and the fixed-rate option that are credited to a contract.

Customer Service Office Contact Center

For telephonic communications: Customer Service Office Contact Center 8:00 a.m. to 7:00 p.m. Eastern Time 1-800-830-4147.

Funds

The open-end management investment companies, each corresponding to a variable investment option.

Mailing Address

For private express mail with tracking number:

Talcott Resolution – Annuity Service Operations Administrator for your Guardian

Annuity Contract 6716 Grade Ln., Building 9, Suite 910

Louisville, KY 40213

For standard mail delivery without tracking number:

Talcott Resolution – Annuity Service Operations Administrator for your Guardian

Annuity Contract

P.O. Box 14293

Lexington, KY 40512-4293

Net Premium

A premium paid by the owner to us in accordance with the provisions of the contract, less any applicable annuity taxes.

Variable Investment Options

The Funds underlying the contract are the Variable Investment Options – as distinguished from the fixed-rate option – available for allocations of Net Premium payments and allocation values.

Updated Information About Your Contract

The information in this Annual Notice is a summary of certain contract features that have changed since May 1, 2024. This may not reflect all of the changes that have occurred since you entered into your contract.

There have been changes to the underlying Funds’ information in the Fees and Expenses table and Appendix A that are contained in this Annual Notice.

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Important Information You Should Consider About The Contract

An investment in the contract is subject to fees, risks, and other important considerations, some of which are briefly summarized in the following table. You should review the prospectus for additional information about these topics.

Fees and Expenses
Charges for Early Withdrawals

If you withdraw money from the contract during the first 4 years following your last premium payment, you may be assessed a surrender charge of up to 3% of the premium withdrawn, declining to 0% over that time period.

For example, if you make an early withdrawal, you could pay a surrender charge of up to $3,000 on a $100,000 investment.

Transaction Charges	In addition to surrender charges, you also may be charged for the following transactions: transfers of cash value between investment options, which include the Variable Investment Options and the fixed-rate option. We reserve the right to impose a maximum fee of $25 per transfer, if you make more than twelve transfers within a contract year. Currently, we do not charge for transfers.
Ongoing Fees and Expenses (annual charges)	The table below describes the fees and expenses that you may pay each year, depending on the options you choose. Please refer to your contract specifications page for information about the specific fees you will pay each year other options you have elected.
	Annual Fee	Minimum	Maximum
	Base Contract [1]	1.45%	1.55%
	Investment Options (Fund fees and expenses) [2]	0.41%	1.80%
	Optional benefits available for an additional benefits charge (for a single optional benefit if elected) [3]	0.25%	1.25%

[1]  As a percentage of value in the Separate Account.

[2]  As a percentage of Fund net assets.

[3]  The minimum fee shown is calculated as a percentage of the value in the Separate Account; the maximum fee shown is calculated as a percentage of the adjusted guaranteed withdrawal balance which is a value used to calculate your benefit.

	Because your contract is customizable, the choices you make affect how much you will pay. To help you understand the cost of owning your contract, the following table shows the lowest and highest cost you could pay each year, based on current charges. This estimate assumes that you do not take partial withdrawals from the contract, which could add surrender charges that substantially increase costs.
	Lowest Annual Cost: $2,275	Highest Annual Cost: $4,023

Assumes:

• Investment of $100,000

• 5% annual appreciation

• Least expensive combination of Fund fees and expenses

• No optional benefits

• No sales charges

• No additional purchase payments, transfers, or partial withdrawals

Assumes:

• Investment of $100,000

• 5% annual appreciation

• Most expensive combination of optional benefits and Fund fees and expenses

• No sales charges

• No additional purchase payments, transfers, or partial withdrawals

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Risks
Risk of Loss	You can lose money by investing in this contract, including loss of principal.
Not a Short-Term Investment

This contract is not a short-term investment and is not appropriate for an investor who needs ready access to cash.

Surrender charges may apply for the first 4 years of the contract following your last premium payment. Surrender charges will reduce the value of your contract if you withdraw money during that time.

The benefits of tax deferral and living benefit protection also mean the contract is more beneficial to investors with a long time horizon.

Risks Associated with Investments

An investment in this contract is subject to the risk of poor investment performance and can vary based on the investment options available under the contract.

Each investment option, including the fixed-rate option, has its own unique risks.

You should review the prospectuses for the available Funds before making an investment decision.

Insurance Company Risks	An investment in the contract is subject to the risks related to us, as the Depositor. Any obligations (including under the fixed-rate option), guarantees, and benefits of the contract are subject to our claims-paying ability. If we experience financial distress, we may not be able to meet our obligations to you. More information about GIAC, including our financial strength ratings, is available by contacting us at 1-800-830-4147.
Restrictions
Investments

We reserve the right to impose a charge for transfers among investment options in excess of the 12.

We may limit transfers based on frequent trading activity.

Additional restrictions apply to transfers from the fixed-rate option.

We reserve the right to remove or substitute the Variable Investment Options that are available as investment options under the contract.

You may choose to invest in a maximum of 20 of the 27 Variable Investment Options or 19 of the Variable Investment Options and the fixed-rate option, if available, at any time.

Optional Benefits

Certain optional benefits limit or restrict the investment options that you may select under the contract. We may change these restrictions in the future.

Certain optional benefits generally limit subsequent purchase payments.

Withdrawals may reduce the value of an optional benefit by an amount greater than the value withdrawn, which could significantly reduce the value or even terminate the benefit.

Optional benefits are only available at the time you purchase your contract.

Taxes
Tax Implications

You should consult with a tax professional to determine the tax implications of an investment in and payments received under this contract.

If you purchase the contract through a tax-qualified plan or individual retirement account, you do not get any additional tax deferral.

You will generally not be taxed on increases in the value of the contract until they are withdrawn. Withdrawals will be subject to ordinary income tax, and may be subject to tax penalties if you take a withdrawal before age 59 1⁄2.

Conflicts of Interest
Investment Professional Compensation	Your investment professional may receive compensation for selling this contract to you, in the form of commissions, additional cash benefits (e.g., bonuses), and non-cash compensation. This conflict of interest may influence your investment professional to recommend continued investment in this contract over another investment for which the investment professional is not compensated or compensated less.
Exchanges	If you already own an insurance contract, some investment professionals may have a financial incentive to offer you a new contract in place of the one you own. You should only exchange a contract you already own if you determine, after comparing the features, fees, and risks of both contracts, that it is better for you to purchase the new contract rather than continue to own your existing contract.

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Appendix A: Funds Available Under the Contract

The following is a list of Funds available under the contract. More information about the Funds is available in the prospectuses for the Funds, which may be amended from time to time and can be found online at: https://Guardianlife.onlineprospectus.net/Guardianlife/c_c/?ctype=great_wested_notice. You can also request this information at no cost by calling the Customer Service Office Contact Center at 1-800-830-4147 or by sending an email request to GIAC_CRU@glic.com. Depending on the optional benefits you choose, you may not be able to invest in certain Funds.

The current expenses and performance information below reflects fee and expenses of the Funds, but do not reflect the other fees and expenses that your contract may charge. Expenses would be higher and performance would be lower if these other charges were included. Each Fund’s past performance is not necessarily an indication of future performance.

			December 31, 2024
Type/Investment Objective	Portfolio Company And Adviser/SubAdviser	Current Expenses	1 Year Average Annual Total Return	5 Year Average Annual Total Return	10 Year Average Annual Total Return
Long-term growth of capital.	AB VPS Sustainable Global Thematic Portfolio (Class B) AllianceBernstein, L.P.	1.16%	5.96%	8.77%	9.45%
Long-term capital appreciation.	Alger Capital Appreciation Portfolio (Class I-2) Fred Alger Management, LLC	0.93%	48.13%	17.84%	15.55%
Seeks income and capital growth consistent with reasonable risk.	Fidelity VIP Balanced Portfolio (Service Class 2) Fidelity Management & Research Company LLC FMR Investment Management (UK) Limited, Fidelity Management & Research (Hong Kong) Limited, Fidelity Management & Research (Japan) Limited	0.67%	15.58%	10.57%	9.35%
Seeks as high a level of current income as is consistent with preservation of capital and liquidity.	Fidelity VIP Government Money Market Portfolio (Service Class 2)[1] Fidelity Management & Research Company LLC FMR Investment Management (UK) Limited, Fidelity Management & Research (Hong Kong) Limited, Fidelity Management & Research (Japan) Limited	0.50%	4.84%	2.17%	1.44%
The Fund seeks capital appreciation.	Guardian All Cap Core VIP Fund Park Avenue Institutional Advisers LLC Massachusetts Financial Services Company	0.82%	20.10%	0.00%	0.00%

1 There is no assurance that this Fund will be able to maintain a stable net asset value per share. In addition, during extended periods of low interest rates, and partly as a result of asset-based separate account charges, the yield on this investment account may become low and possibly negative.

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			December 31, 2024
Type/Investment Objective	Portfolio Company And Adviser/SubAdviser	Current Expenses	1 Year Average Annual Total Return	5 Year Average Annual Total Return	10 Year Average Annual Total Return
The Fund seeks to provide capital appreciation and moderate current income while seeking to manage volatility.	Guardian Balanced Allocation VIP Fund Park Avenue Institutional Advisers LLC Wellington Management Company LLP	0.89%	13.81%	0.00%	0.00%
The Fund seeks to provide a high level of current income and capital appreciation without undue risk to principal.	Guardian Core Fixed Income VIP Fund Park Avenue Institutional Advisers LLC FIAM LLC	0.52%	1.48%	0.00%	0.00%
The Fund seeks a high level of current income consistent with growth of capital.	Guardian Equity Income VIP Fund Park Avenue Institutional Advisers LLC Wellington Management Company LLP	0.63%	10.07%	0.00%	0.00%
The Fund seeks capital appreciation.	Guardian Integrated Research VIP Fund Park Avenue Institutional Advisers LLC Wellington Management Company LLP	0.85%	25.85%	13.51%	0.00%
The Fund seeks to maximize long-term growth.	Guardian Large Cap Disciplined Growth VIP Fund Park Avenue Institutional Advisers LLC Wellington Management Company LLP	0.87%	28.84%	15.50%	0.00%
The Fund seeks long term growth of capital.	Guardian Select Mid Cap Core VIP Fund Park Avenue Institutional Advisers LLC FIAM LLC	0.92%	12.43%	0.00%	0.00%
The Fund seeks to preserve principal and meet liquidity needs while maximizing total return.	Guardian Short Duration Bond VIP Fund Park Avenue Institutional Advisers LLC Allspring Global Investments, LLC	0.48%	4.72%	0.00%	0.00%
The Fund seeks capital appreciation.	Guardian Small Cap Value Diversified VIP Fund formerly Guardian Small Cap Core VIP Fund Park Avenue Institutional Advisers LLC Boston Partners Global Investors, Inc.	1.05%	7.57%	3.72%	0.00%
The Fund seeks capital appreciation.	Guardian Strategic Large Cap Core VIP Fund Park Avenue Institutional Advisers LLC AllianceBernstein L.P.	0.89%	19.73%	0.00%	0.00%

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			December 31, 2024
Type/Investment Objective	Portfolio Company And Adviser/SubAdviser	Current Expenses	1 Year Average Annual Total Return	5 Year Average Annual Total Return	10 Year Average Annual Total Return
The Fund seeks total return with an emphasis on high current income as well as capital appreciation.	Guardian Total Return Bond VIP Fund Park Avenue Institutional Advisers LLC Massachusetts Financial Services Company	0.79%	1.80%	-0.85%	0.00%
The Fund seeks total return with an emphasis on current income as well as capital appreciation.	Guardian U.S. Government/Credit VIP Fund formerly Guardian U.S. Government Securities VIP Fund Park Avenue Institutional Advisers LLC Lord, Abbett & Co. LLC	0.74%	1.73%	-0.06%	0.00%
Seeks capital growth.	Invesco V.I. American Franchise Fund (Series I) Invesco Advisers, Inc.	0.85%	34.89%	15.85%	14.16%
Total return, comprised of current income and capital appreciation.	Invesco V.I. Government Securities Fund (Series I) Invesco Advisers, Inc.	0.70%	1.72%	-0.17%	0.91%
Seeks long-term growth of capital.	Janus Henderson Global Research Portfolio (Service Shares) Janus Henderson Investors US LLC	0.97%	23.27%	12.07%	10.27%
Capital growth.	LVIP American Century Capital Appreciation Fund (Standard Class II) American Century Investment Management, Inc.	0.00%	24.98%	11.42%	10.96%
Seeks capital appreciation.	MFS® Core Equity Portfolio (Service Class) Massachusetts Financial Services Company	1.04%	19.87%	12.45%	12.18%
Seeks long-term capital growth.	Templeton Growth VIP (Class 2 Shares) Templeton Global Advisors Limited	0.87%	5.40%	4.60%	4.08%
The Victory 500 Index VIP Series seeks to match, before fees and expenses, the performance of the stocks composing the Victory US Large Cap 500 Index.	Victory 500 Index VIP Series Victory Capital Management Inc.	0.28%	24.96%	14.39%	12.88%
Seeks to provide current income. Capital appreciation is a secondary objective.	Victory High Yield VIP Series Victory Capital Management Inc.	0.89%	8.42%	3.59%	5.32%

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			December 31, 2024
Type/Investment Objective	Portfolio Company And Adviser/SubAdviser	Current Expenses	1 Year Average Annual Total Return	5 Year Average Annual Total Return	10 Year Average Annual Total Return
Long-term capital appreciation.	Victory RS International VIP Series Victory Capital Management Inc.	0.93%	5.50%	5.31%	6.23%
Long-term capital growth.	Victory RS Small Cap Growth Equity VIP Series Victory Capital Management Inc.	0.88%	11.82%	1.16%	6.64%
Long-term capital appreciation.	Victory Sophus Emerging Markets VIP Series Victory Capital Management Inc.	1.35%	5.24%	0.12%	3.39%

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APPENDIX B: INVESTMENT OPTION RESTRICTIONS

FUNDS AVAILABLE UNDER THE LIVING BENEFIT RIDER (“DECADE”)

If you elect the living benefit rider, you must allocate your net premiums at the time your contract is issued among the following groupings of allocation options. Each grouping is designated as an Asset Allocation Class. Within each Asset Allocation Class, we will make shifts pro rata among the allocation options you have chosen for that class at the time of the rebalancing.

10%	40%	40%	10%
Fidelity VIP Government Money Market Portfolio (Service Class 2) Guardian Short Duration Bond VIP Fund The Fixed-Rate Option	Guardian Core Fixed Income VIP Fund Guardian Short Duration Bond VIP Fund Guardian U.S. Government/Credit VIP Fund Invesco V.I. Government Securities Fund (Series I) The Fixed-Rate Option

Fidelity VIP Balanced Portfolio (Service Class 2)

Guardian All Cap Core VIP Fund

Guardian Balanced Allocation VIP Fund

Guardian Equity Income VIP Fund

Guardian Integrated Research VIP Fund

Guardian Mid Cap Relative Value VIP Fund

Guardian Strategic Large Cap Core VIP Fund

Guardian Total Return Bond VIP Fund

Invesco V.I. American Franchise Fund (Series II)

Victory 500 Index VIP Series

Victory High Yield VIP Series

Victory RS International VIP Series

AB VPS Sustainable Global Thematic Portfolio (Class B)

Alger Capital Appreciation Portfolio (Class I-2)

Guardian Large Cap Disciplined Growth VIP Fund

Guardian Mid Cap Relative Value VIP Fund

Guardian Small-Mid Cap Core VIP Fund

Janus Henderson Global Research Portfolio (Service Shares)

LVIP American Century Capital Appreciation Fund (Standard Class II)

Templeton Growth VIP (Class 2 Shares)

Victory RS Small Cap Growth Equity VIP Series

Victory Sophus Emerging Markets VIP Series

Please retain this Annual Notice for future reference. The last prospectus and statement of additional information for the contract, dated May 1, 2007, contains more information about the contract. You may contact us to request this additional information free of charge. Instructions for contacting us are included on the front cover page of this notice.

EDGAR Contract ID: C000023935

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